

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Xuezhu Wang
Chief Executive Officer
Paranovus Entertainment Technology Ltd.
No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City
Fujian Province, People's Republic of China

> **Re: Paranovus Entertainment Technology Ltd.**
> **Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Filed August 15, 2022**
> **File No. 001-39098**

Dear Xuezhu Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joan Wu, Esq.